

Mail Stop 4628

December 13, 2016

Robert G. Burton, Jr.
President
Cenveo, Inc.
200 First Stamford Place
Stamford, Connecticut 06902

>   **Re: Cenveo, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 23, 2016**
>   **File No. 333-214790**

Dear Mr. Burton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Gary J. Simon, Esq.
         Hughes Hubbard & Reed LLP